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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

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ANNOUNCEMENT OF DECISION TO SUBSCRIBE TO A PRIVATE OFFERING OF SHARES BY IIJ

       On August 28, 2003, the registrant announced it had accepted a management support request from Internet Initiative Japan ("IIJ") to subscribe to a private offering of IIJ's shares. The specific subscription amount by the registrant and its subsidiaries (the "NTT Group") will be decided after discussions with IIJ and with other parties to the private offering.

       Attached is an English translation of a press release of the registrant dated August 28, 2003 pertaining to this decision.

       The attached press release contains forward-looking statements, including, among other things, the ability of the NTT Group to complete the acquisition of IIJ's shares. Accordingly, the registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Factors that could cause these forward-looking statements to differ from those set forth in the attached press release, include, among other things, the outcome of discussions with IIJ and with other parties to the private offering and the ability of the NTT Group and IIJ successfully to develop and expand IIJ's broadband business.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: August 28, 2003

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Nippon Telegraph and Telephone Corporation
August 28, 2003

Subscription to a Private Offering of Shares by Internet Initiative Japan Inc.

Nippon Telegraph and Telephone Corporation (NTT) received a management support request from Internet Initiative Japan Inc. (IIJ), taking the form of subscribing to a private offering of shares (payment date: September 16, 2003). The NTT Group has decided to subscribe to this private offering.

The specific subscription amount will be decided later following discussions with IIJ and with other parties to the private offering.

By subscribing to this private offering, the NTT Group intends to strengthen its ties with IIJ with its sophisticated Internet-related technological capabilities and will work to develop and expand its broadband business.


For further inquiries, please contact:
Department I
Masayuki Yamamura
Takashi Hiroi
Phone: +81-3-5205-5122